CUSIP No. G21612109	Page 1 of 10 Pages

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. ____)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

China Lending Corporation
(Name of Issuer)

Ordinary Shares, no par value per share
(Title of Class of Securities)

G21612109
(CUSIP Number)

Zhan Zhao Limited
c/o China Lending Corporation
Room 1101, Satellite Building
473 Satellite Road, Economic Techonological Development District, Urumqi, 830000, CHINA
 +86 991-3072247
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 6, 2016
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G21612109	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Zhan Zhao Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,253,333
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,253,333
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,253,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G21612109	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Jin Cheng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,253,333
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,253,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,253,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G21612109	Page 4 of 10 Pages

SCHEDULE 13D

This Schedule 13D (this “Schedule 13D”) is being filed on behalf of Zhan Zhao Limited, a British Virgin Islands company (“Zhan Zhao”) and Jin Cheng, the sole director and shareholder of Zhan Zhao (collectively, the “Zhan Zhao Group”), relating to ordinary shares no par value (the “Ordinary Shares”) of China Lending Corporation, a British Virgin Islands company (the “Issuer”).

Specifically, this Schedule 13D relates to Ordinary Shares of the Issuer received in completion of a Business Combination on July 6, 2016, whereby Zhan Zhao received 1,253,333 Ordinary Shares of the Issuer in exchange for all of Zhan Zhao’s ownership of Adrie Global Holdings Limited, a British Virgin Islands company (“Adrie”). Zhan Zhao may direct the vote and disposition of 1,253,333 Ordinary Shares that it holds directly.  As the sole director and shareholder of Zhan Zhao, Jin Cheng may direct the vote and disposition of 1,253,333 Ordinary Shares held by Zhan Zhao.

Item 1.	Security and Issuer

Securities acquired:	Ordinary Shares, no par value

Issuer:	China Lending Corporation 11th Floor, Satellite Building 473 Satellite Road Economic Technological Development Zone Urumqi, Xinjiang, China

Item 2.	Identity and Background

(a)-(b)            This Schedule 13D is jointly filed by Zhan Zhao and Jin Cheng.  Because Jin Cheng is the director and sole shareholder of Zhan Zhao (with Jin Cheng and Zhan Zhao hereinafter referred to as the “Controlling Persons”), the Controlling Persons may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owners of all of the Ordinary Shares held by Zhan Zhao.

Each of the persons identified in this Schedule 13D is sometimes referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.”  Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto as Exhibit 99.1.

The principal place of business for each of the Reporting Persons is 11th Floor, Satellite Building, 473 Satellite Road, Economic Technological Development Zone, Urumqi, Xinjiang, China.

(c)            The principal occupation of Jin Cheng is being the General Manager of Xinjiang Pu Zhao Technology Development Co., Ltd. as well as serving as the director and sole shareholder of Zhan Zhao.  The principal business of Zhan Zhao is to be a shareholder of the Issuer.

CUSIP No. G21612109	Page 5 of 10 Pages

(d)            During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Zhan Zhao is organized under the laws of the British Virgin Islands.  Jin Cheng is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds

On July 6, 2016 (the “Closing Date”), the Issuer consummated a Business Combination (the “Business Combination”) contemplated by a Share Exchange Agreement (the “Share Exchange Agreement”) dated January 11, 2016, by and among the Issuer, Adrie, each of Adrie’s shareholders, which includes Zhan Zhao (collectively, the “Sellers”), the Issuer’s sponsor, DeTiger Holdings Limited, in the capacity as the representative for the Issuer’s shareholders prior to the closing of the Business Combination (the “DT Representative”), and Li Jingping in the capacity as the representative for the Sellers (the “Seller Representative”).  At the closing of the Business Combination, pursuant to the Share Exchange Agreement, Adrie’s 20,000,000 shares of capital stock issued and outstanding immediately prior to the closing of the Business Combination were exchanged for an aggregate of 20,000,000 of the Issuer’s Ordinary Shares (the “Exchange Shares”), with 8,000,000 of the Exchange Shares (the “Escrow Shares”) being held in escrow and subject to forfeiture (along with dividends and other earnings otherwise payable with respect to such Escrow Shares) in the event that the Issuer fails to meet certain minimum financial performance targets or in the event that an indemnification claim is successfully brought under the Share Exchange Agreement against the Issuer.  As a result of the Business Combination, the Sellers, as the former shareholders of Adrie, became the controlling shareholders of the Issuer and Adrie became a subsidiary of the Issuer.

Item 4.	Purpose of the Transaction

Escrow Shares

In the event the Issuer does not meet certain adjusted net income targets in either 2016, 2017 and 2018, then the Reporting Persons will not be entitled to receive the applicable year’s Escrow Shares and will forfeit any right to such Escrow Shares with respect to such earn out year.  Zhan Zhao, assuming all earn out targets are met in 2016, 2017 and 2018, is entitled to 501,333 Escrow Shares, which are included in the calculation of the 1,253,333 Ordinary Shares that the Reporting Persons beneficially own.  Earn out targets and provisions governing the receipt of Escrow Shares is governed by the Share Exchange Agreement filed with the Securities and Exchange Commission on the Issuer’s Current Report on Form 8-K on July 11, 2016.

CUSIP No. G21612109	Page 6 of 10 Pages

Registration Rights Agreement

In connection with the closing of the Business Combination, the Issuer entered into a Registration Rights Agreement with the Sellers and the DT Representative (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Sellers will hold registration rights that will obligate the Issuer to register for resale under the Securities Act of 1933, as amended (the “Securities Act”), all or any portion of the Exchange Shares so long as such shares are not then restricted under the Lock-Up Agreement (defined below). Sellers holding a majority-in-interest of all Exchange Shares then issued and outstanding will be entitled under the Registration Rights Agreement to make a written demand for registration under the Securities Act of all or part of the their Exchange Shares, so long as such shares are not then restricted under the Lock-Up Agreement. Subject to certain exceptions, if any time after the closing of the Business Combination, the Issuer proposes to file a registration statement under the Securities Act with respect to its securities, under the Registration Rights Agreement, the Issuer shall give notice to the Sellers as to the proposed filing and offer the Sellers holding Exchange Shares an opportunity to register the sale of such number of Exchange Shares as requested by the Sellers in writing. In addition, subject to certain exceptions, Sellers holding Exchange Shares will be entitled under the Registration Rights Agreement to request in writing that the Issuer register the resale of any or all of such Exchange Shares on Form S-3 and any similar short-form registration that may be available at such time.

Lockup Agreement

In connection with the closing of the Business Combination, the Sellers entered into a Lock-Up Agreement with the Issuer and the DT Representative (the “Lock-Up Agreement”). Under the Lock-Up Agreement, each Seller agrees that such Seller will not, from the closing of the Business Combination until the first anniversary of the closing (or if earlier, the date on which the Issuer consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of the Issuer’s shareholders having the right to exchange either equity holdings in us for cash, securities or other property), (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Act with respect to any of its Exchange Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of its Exchange Shares, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii). Each Seller further agrees that the Escrow Shares will continue to be subject to such transfer restrictions until they are released from the escrow account. However, each Seller will be allowed to transfer any of its Exchange Shares (other than the Escrow Shares while they are held in the escrow account) by gift, will or intestate succession or to any affiliate, stockholder, members, party or trust beneficiary, provided in each such case that the transferee thereof agrees to be bound by the restrictions set forth in the Lock-up Agreement. Additionally, each Seller will be allowed to pledge its Exchange Shares (other than the Escrow Shares while they are held in the escrow account) to an unaffiliated third party as a guarantee to secure borrowings made by such third party to Adrie or any of its subsidiaries or and variable interest entities.

CUSIP No. G21612109	Page 7 of 10 Pages

Non-Competition and Non-Solicitation Agreement

In connection with the closing of the Business Combination, Zhan Zhao and individuals associated with Zhan Zhao that are involved in the management of the Issuer (together with Zhan Zhao referred to as the “Subject Parties”) entered into a Non-Competition and Non-Solicitation Agreement (the “Non-Competition and Non-Solicitation Agreement”) in favor of the Issuer, Adrie and their respective successors, affiliates and subsidiaries and variable interest entities (referred to as the “Covered Parties”). Under the Non-Competition and Non-Solicitation Agreement, for a period from the closing of the Business Combination to four years thereafter (or if later, the date on which the Subject Parties, their respective affiliates or any of their respective officers, directors or employees are no longer directors, officers, managers or employees of Adrie or its subsidiaries or variable interest entities), each Subject Party and its affiliates will not, without the Issuer’s prior written consent, anywhere in the People’s Republic of China (“PRC”) directly or indirectly engage in (or own, manage, finance or control, or become engaged or serve as an officer, director, employee, member, partner, agent, consultant, advisor or representative of, an entity that engages in) the business of directly or indirectly providing non-bank micro-credit and small and mid-size business lending in the PRC (the “Business”). However, the Subject Parties and their respective affiliates are permitted under the Non-Competition and Non-Solicitation Agreement to own passive portfolio company investments in a competitor, so long as the Subject Parties and their affiliates and their respective shareholders, directors, officer, managers and employees who were involved with the business of Adrie and its subsidiaries and variable interest entities are not involved in the management or control of such competitor. Additionally, family members and associates of Subject Parties are permitted to continue their existing activities as specified in the agreement, even if competitive, as long as the Subject Parties are not involved in the management or control of such competitor. Under the Non-Competition and Non-Solicitation Agreement, during such restricted period, the Subject Parties also will not, without the Issuer’s prior written consent, (i) solicit or hire the Covered Parties’ employees, consultants or independent contractors as of the closing (or during the year prior to the closing) or otherwise interfere with the Covered Parties’ relationships with such persons, (ii) solicit or divert the Covered Parties’ customers as of the closing (or during the year prior to the closing) relating to the Business or otherwise interfere with the Covered Parties’ contractual relationships with such persons, or (iii) interfere with or disrupt any Covered Parties’ vendors, suppliers, distributors, agents or other service providers for a purpose competitive with a Covered Party as it relates to the Business. The Subject Parties also agree in the Non-Competition and Non-Solicitation Agreement to not disparage the Covered Parties and to keep confidential and not use the confidential information of the Covered Parties.

Other than as described in this Schedule 13D, none of the Reporting Persons has any current plans or proposals that would be related to or would result in any of the matters described in Items (a) through (j) of Item 4 of Schedule 13D; provided, however, that as part of their ongoing evaluation of their investment in the Issuer and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans or proposals regarding the Issuer or the Ordinary Shares that may be deemed to be beneficially owned by the Reporting Persons, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. G21612109	Page 8 of 10 Pages

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5.	Interest in Securities of the Issuer

(a) - (b) The Zhan Zhao Group beneficially owns 1,253,333 Ordinary Shares, which represents 5.7% of the Issuer’s outstanding Ordinary Shares.  The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D, was calculated by dividing (i) the total number of Ordinary Shares beneficially owned by the Zhan Zhao Group as set forth in this Schedule 13D, by (ii) the 22,132,474, Ordinary Shares outstanding as of July 6, 2016, according to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2016.

Jin Cheng, as the director and sole shareholder of Zhan Zhao, may be deemed to beneficially own the Ordinary Shares held by Zhan Zhao.

(c)            Except for the Business Combination described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d)            To the knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Other than the foregoing agreements and arrangements, and the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

CUSIP No. G21612109	Page 9 of 10 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons.

Exhibit 99.2
Share Exchange Agreement, dated as of January 11, 2016, by and among DT Asia Investments Limited, DeTiger Holdings Limited, in the capacity as the DT Representative thereunder, Adrie Global Holdings Limited, the shareholders of Adrie Global Holdings Limited, and Li Jingping, in the capacity as the Seller Representative thereunder (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on January 13, 2016).

Exhibit 99.3
Registration Rights Agreement, dated as of July 6, 2016, by and among DT Asia Investments Limited, DeTiger Holdings Limited, in the capacity as the DT Representative and shareholders of Adrie Global Holdings Limited (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 11, 2016).

Exhibit 99.4
Lock-Up Agreement, dated as of July 6, 2016, by and among DT Asia Investments Limited, DeTiger Holdings Limited, in the capacity as the DT Representative and shareholders of Adrie Global Holdings Limited named as Investors therein (incorporated by reference from Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 11, 2016).

Exhibit 99.5
Form of Non-Competition and Non-Solicitation Agreement, by and among certain shareholders of Adrie Global Holdings Limited and certain other associated persons and entities for the benefit of DT Asia Investments Limited, DeTiger Holdings Limited, in the capacity as the DT Representative, and Adrie Global Holdings Limited (incorporated by reference from Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the SEC on January 13, 2016).

Exhibit 99.6	Amended and Restated Memorandum and Articles of Association (incorporated by reference from Exhibit 3.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 11, 2016).

CUSIP No. G21612109	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 15, 2016

Zhan Zhao Limited By: /s/ Jin Cheng Name: Jin Cheng Title: Director
/s/ Jin Cheng Jin Cheng

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Ordinary Shares, of China Lending Corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of July 15, 2016.

Zhan Zhao Limited By: /s/ Jin Cheng Name: Jin Cheng Title: Director
/s/ Jin Cheng Jin Cheng